FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Items

1.	Press release dated August 2, 2005

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: August 3, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

August 2, 2005

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE PERIOD ENDED JUNE 30, 2005

  21% increase in Revenues for Q2 05 to $261.4m (Q2 04: $216.0m)
  Profit for Q2 05 of $4.9m (Q2 04: profit of $14.3m) (iii)
  Basic Earnings per common share for Q2 05 of $0.05 (Q2 04 Earnings per share: $0.17) (iii)

  23% increase in Revenues for the first half of 2005 to $530.3m (2004: $429.9m)
  Loss for the first half of 2005 of $6.4m (2004: profit of $28.9m) (iii)
  Basic Earnings / (Loss) per common share of ($0.06) for the first half of 2005 (2004: $0.38) (iii)

New York, Stockholm and Luxembourg – July 25, 2005 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), the global telecommunications investor, announced results for the quarter and six months ended June 30, 2005.

Financial summary for the quarters ended June 30, 2005 and 2004

	June 30 2005	June 30 2004(iii)	Change

Worldwide subscribers (i)

-
proportional cellular (ii)	5,836,160	4,421,185	32%
-
total cellular	7,205,649	6,372,367	13%

US$ ‘000
Revenues	261,381	216,049	21%
Operating profit	51,451	58,574	-12%

Profit for the period (iii)	4,877	14,323	-

Basic earnings per common share (US$) (iii)	0.05	0.17	-
Diluted earnings per common share (US$)(iii)	0.05	0.16	-

Weighted average number of shares (thousands)	98,750	86,094	-

Weighted average number of shares and
potential dilutive shares (thousands)
	99,599	89,601	-

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which Millicom has an ownership interest.
(ii)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.
(iii)	Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”

Marc Beuls, Millicom’s President and Chief Executive Officer stated:

“Millicom’s second quarter saw the end of our ten year BCC in Vietnam. Central America is Millicom’s largest region, accounting for 36% of revenue for the year to date. In Pakistan, Paktel GSM is on schedule to reach the 1 million subscriber mark at the first anniversary of the launch of the GSM network and Paktel has established itself as a solid third operator in Pakistan. We are pleased with the launch of the Talya network in Tehran by RIC. This is the first step towards eventually obtaining ownership for Millicom in one of the most promising markets for mobile telephony. In Vietnam, the contacts continue with VMS/VNPT regarding a future cooperation but there is no indication of a potential deal yet.”

FINANCIAL AND OPERATING SUMMARY

•	Subscriber growth:

	›	An annual increase in total cellular subscribers of 13% to 7,205,649, as at June 30, 2005

	›	An annual increase in proportional cellular subscribers of 32% to 5,836,160, as at June 30, 2005

	›	Proportional prepaid subscribers increased by 39% to 5,439,224 as at June 30, 2005 from 3,915,886 as at June 30, 2004

	›	At July 22, 2005, managed subscribers in Iran amounted to 194,713

•	Financial highlights:

	›	Revenues for the second quarter of 2005 were $261.4 million, an increase of 21% from the second quarter of 2004.

	›	Profit for the second quarter of 2005 was $4.9 million, compared to a profit of $14.3 million for the second quarter of 2004.

	›	Net debt excluding the 5% mandatory exchangeable notes amounts to $266.8 million.

	›	Cash and cash equivalents as of June 30, 2005 amounted to $620.4 million.

	›	Capex was $43.2m for the second quarter and $93.1m for the six months ended June 30, 2005.

•	Total cellular minutes increased by 37% for the three months ended June 30, 2005 from the same quarter in 2004 and prepaid minutes increased by 48% in the same period.

•	On April 18, 2005, Millicom’s subsidiary Pakcom reached an agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The payment terms are similar to the terms agreed in 2004 by Paktel, Millicom’s other subsidiary in Pakistan. Pakcom will pay a license fee of $291 million, with 50% payable over three years and the remaining 50% payable over the following ten years. The first down payment for the license was made on April 18, 2005. Pakcom has reached agreement with the PTA with regard to the allocation of spectrum.

•	On May 25, 2005, Rafsanjan Industrial Complex (“RIC”) launched GSM services in greater Tehran. Millicom manages the network for 2 million prepaid customers on behalf of RIC.

•	On May 26, 2005 Millicom acquired additional shares in its joint venture Celtel in Honduras, bringing its ownership to two thirds of the total outstanding shares. Due to the presence of joint control, Celtel continues to be accounted for as a joint venture using proportional consolidation.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

Compared with the reported figures for the first quarter of 2005, total subscribers decreased by 1,335,946 and proportional subscribers decreased by 123,930 in the second quarter, due to the end of the BCC in Vietnam.

At June 30, 2005, Millicom’s total cellular subscriber base increased by 13% to 7,205,649 cellular subscribers from 6,372,367 as at June 30, 2004. Particularly significant percentage increases were recorded in Pakistan by Paktel (162%), Laos (104%), Senegal (81%) and Ghana (78%). Millicom’s proportional subscriber base increased to 5,836,160 as at June 30, 2005 from 4,421,185 as at June 30, 2004, an increase of 32%.

Within the 5,836,160 proportional cellular subscribers reported at the end of the second quarter, 5,439,224 were prepaid subscribers. Prepaid subscribers currently represent 93% of both total and proportional cellular subscribers.

	Cellular Operations

	Proportional (i) Subs as at June 30, 2005	Proportional (i) Subs as at June 30, 2004	Annualized Variance	Total Subs as at June 30, 2005	Total Subs as at June 30, 2004	Annualized Variance
South East Asia	439,949	883,229	-50%	737,548	1,939,790	-62%
South Asia	1,736,539	1,063,081	63%	1,923,088	1,271,138	51%
Central America	1,484,783	1,037,755	43%	2,063,247	1,523,790	35%
South America	1,034,673	754,900	37%	1,056,475	774,304	36%
Africa	1,140,216	682,220	67%	1,425,291	863,345	65%

Total Cellular Ops	5,836,160	4,421,185	32%	7,205,649	6,372,367	13%

(i)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005

Total revenues for the three months ended June 30, 2005 were $261.4 million, an increase of 21% from the second quarter of 2004. The Central American market continued to perform strongly, producing a 44% increase in revenues from $70.7 million for the second quarter of 2004 to $101.7 million for the second quarter of 2005, with Guatemala producing growth of 58%. In South America, revenues increased by 26% to $33.4 million, marking a significant improvement in Bolivia and Paraguay, which produced revenue increases of 33% and 21% respectively compared to the second quarter of 2004.

Second quarter revenues for Africa were $48.0 million compared to $35.2 million in the second quarter of 2004, an increase of 36%. Revenues for South East Asia declined by 12% to $45.5 million over the same period, due to the end of the BCC in Vietnam in May 2005.

In South Asia, Millicom recorded revenue growth of 6% to $31.6 million, from $29.7 million in the second quarter of 2004. Paktel GSM has been performing well in a competitive market. The company has been growing its active GSM subscriber base from 386,966 at the end of the first quarter to 675,625 subscribers at the end of the second quarter with a monthly ARPU of approximately $5.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

Total revenues for the first half of 2005 were $530.3 million, an increase of 23% from the first half of 2004. Revenues for Africa were $95.9 million, increasing by 43%. Revenues for Central America were $190.2 million, an increase of 36%, and for South America, revenues were $64.6 million, up 25%. In South East Asia revenues were $115.8 million and for South Asia, revenues were $61.3 million, up 8% and 2% respectively.

Total cellular minutes increased by 39% for the first half of 2005 compared with the same period in 2004.

COMMENTS ON FINANCIAL STATEMENTS

The depreciation and amortization charge for the second quarter of 2005 of $59.0 million included $14.9 million in relation to Vietnam.

For the second quarter of 2005, write-down of assets includes an impairment charge on the Paktel analog equipment of $4.6 million due to the accelerated migration of subscribers to the GSM network.

For the second quarter of 2005, the decline in the Tele2 shares resulted in a valuation movement of ($43.3) million. This loss was mainly offset by the conversion to the US dollar of the 5% mandatory exchangeable Notes in Tele2 shares (‘the 5% Notes’) resulting in an exchange gain of $33.4 million and the valuation of the embedded derivative on the 5% Notes resulting in a fair value gain of $8.3 million.

Licenses mainly increased following the renewal of the Pakcom license recorded at the net present value of the $291 million future cash outflows payable over 13 years leading to a net present value of $218.8 million. The unpaid portion of the licenses is recorded under the captions “other non-current liabilities” and “other current liabilities”.

APPOINTMENT OF A CHIEF FINANCIAL OFFICER

Millicom has recruited David Sach as Chief Financial Officer, starting September 1st, 2005. David started his career with Pricewaterhouse in New York and later in London. He then moved to Thomson Corporation as VP and CFO of the Professional Publishing division in America. In 1998, David joined EMI Group, first as VP Finance; then as Group Financial Controller. Before joining Millicom, David worked for Equant as Senior VP Finance and Chief Accounting Officer, which he left after Equant was acquired by France Telecom in 2004.

David is a CPA and has a BSc in Accounting from the State University of New York.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in South East Asia, South Asia, Central America, South America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 332 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at www.millicom.com

APPENDICES

  Consolidated statements of profit and loss for the three months ended June 30, 2005 and 2004
  Consolidated statements of profit and loss for the six months ended June 30, 2005 and 2004
  Consolidated balance sheets as at June 30, 2005 and December 31, 2004
  Condensed consolidated statements of cash flows for the six months ended June 30, 2005 and 2004
  Condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2005 and for the year ended December 31, 2004
  Quarterly analysis by cluster

     Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended June 30, 2005 and 2004

	Quarter ended June 30, 2005	Quarter ended June 30, 2004 (i
		)

	(Unaudited )	(Unaudited )
	US$ ’000	US$ ’000

Revenues	261,381	216,049

Operating expenses

Cost of sales (excluding depreciation and amortization)	(69,748)	(57,415)
Sales and marketing	(37,653)	(27,706)
General and administrative expenses	(31,750)	(23,223)
Corporate and license acquisition costs	(5,908)	(6,492)
Cost of stock options granted to directors and employees	(893)	(463)
Write-down of assets, net	(4,958)	(84)
Depreciation and amortization	(59,020)	(42,092)

Operating profit	51,451	58,574

Gain on exchange and disposal of investments	1,303	200
Valuation movement on investment in securities	(43,291)	(19,907)
Fair value result on financial instruments	8,352	19,647
Interest expense	(35,250)	(24,061)
Interest income	5,820	1,488
Exchange gain (loss), net	30,662	(785)
Profit from associated companies	336	470

Profit before taxes	19,383	35,626
Taxes	(14,711)	(16,803)

Net Profit after taxes	4,672	18,823
Minority interest	205	(4,500)

Net Profit for the quarter	4,877	14,323

Basic earnings per common share (US$)	0.05	0.17

Weighted average number of shares
outstanding in the quarter (in thousands)	98,750	86,094

Profit for the quarter used to determine diluted earnings per
common share	4,877	14,472

Diluted earnings per common share (US$)	0.05	0.16

Weighted average number of shares and potential
dilutive shares outstanding in the quarter (in thousands)	99,599	89,601

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the six months ended June 30, 2005 and 2004

	6 months ended June 30, 2005	6 months ended June 30, 2004 (i )

	(Unaudited )	(Unaudited )
	US$ ’000	US$ ’000

Revenues	530,272	429,908

Operating expenses

Cost of sales (excluding depreciation and amortization)	(143,107)	(113,489)
Sales and marketing	(77,350)	(56,496)
General and administrative expenses	(61,773)	(45,428)
Other operating income	661	-
Corporate and license acquisition costs	(12,498)	(13,806)
Cost of stock options granted to directors and employees	(1,508)	(623)
Write-down of assets, net	(28,056)	(489)
Depreciation and amortization	(116,286)	(79,096)

Operating profit	90,355	120,481
Gain on exchange and disposal of investments	1,525	230
Valuation movement on investment in securities	(98,803)	(86,013)
Fair value result on financial instruments	34,577	71,347
Interest expense	(68,537)	(51,410)
Interest income	10,739	3,062
Exchange gain, net	50,355	13,639
Profit from associated companies	398	604

Profit before taxes	20,609	71,940
Taxes	(26,679)	(33,505)

Net Profit / (Loss) after taxes	(6,070)	38,435
Minority interest	(316)	(9,542)

Net Profit / (Loss) for the period	(6,386)	28,893

Basic earnings per common share (US$)	(0.06)	0.38

Weighted average number of shares
outstanding in the period (in thousands)	98,694	76,028

Profit for the period used to determine diluted earnings per
common share	(6,386)	30,110

Diluted earnings per common share (US$)	(0.06)	0.34

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	98,694	89,369

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.
 Consolidated balance sheets
as at June 30, 2005 and December 31, 2004

	June 30, 2005	Dec 31, 2004(i)

	(Unaudited)

	US$ ’000	US$ ’000
Assets

Non-current assets

Intangible assets
Goodwill	54,488	37,702
Licenses, net	485,425	277,705
Other intangible assets, net	2,346	2,561
Property, plant and equipment, net	550,483	575,649
Financial assets
Investment in Tele2 AB shares	253,079	351,882
Investment in other securities	3,013	10,540
Investment in associates	4,338	2,220
Embedded derivative on the 5% Mandatory Exchangeable Notes	79,824	45,255
Pledged deposits	31,777	25,544
Deferred taxation	6,037	5,883

Total non-current assets	1,470,810	1,334,941

Current assets
Financial assets
Investment in other securities	15,364	15,327
Inventories	12,896	16,304
Trade receivables, net	114,992	141,972
Amounts due from joint ventures and joint venture partners	8,409	11,715
Amounts due from other related parties	2,216	2,067
Prepayments and accrued income	42,208	36,875
Other current assets	77,508	62,377
Pledged deposits	7,745	9,260
Time deposits	9,163	610
Cash and cash equivalents	620,411	413,381

Total current assets	910,912	709,888

Total assets	2,381,722	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.
Consolidated balance sheets
as at June 30, 2005 and December 31, 2004

	June 30 2005	Dec 31, 2004(i
		)
	(Unaudited )

	US$ ’000	US$ ’000
Shareholders’ equity and liabilities

Shareholders’ equity

Share capital and premium (represented by 99,533,935 shares as of June 30, 2005)	464,013	513,782
Treasury stock (represented by 654,852 shares as of June 30, 2005)	(8,833)	(8,833)
4% Convertible Notes – equity component	39,109	-
Stock option compensation reserve	3,805	2,297
Legal reserve	13,577	13,577
Retained losses brought forward	(150,402)	(277,053)
Net Profit / (Loss) for the period / year	(6,386)	66,389
Currency translation reserve	(72,711)	(71,116)
Minority interest	42,626	43,351

Total shareholders’ equity	324,798	282,394

Liabilities
Non-current liabilities
10% Senior Notes	537,102	536,629
4% Convertible Notes – Debt component	159,606	-
5% Mandatory Exchangeable Notes – Debt component	315,681	365,006
Other debt and financing	124,227	124,267
Other non-current liabilities	364,862	194,774
Deferred taxation	38,745	39,216

Total non-current liabilities	1,540,223	1,259,892

Current liabilities
Other debt and financing	75,450	88,511
Trade payables	182,226	173,969
Amounts due to joint ventures	2,506	7,760
Amounts due to related parties	341	975
Accrued interest and other expenses	65,092	55,203
Other current liabilities	191,086	176,125

Total current liabilities	516,701	502,543

Total liabilities	2,056,924	1,762,435

Total shareholders’ equity and liabilities	2,381,722	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the six months ended June 30, 2005 and 2004

	June 30, 2005		June 30, 2004
	(Unaudited	)	(Unaudited )

	US$ ’000		US$ ’000

Net cash provided by operating activities	162,396		114,605
Cash flow used by investing activities	(142,117)		(51,004)
Cash flow provided / (used) by financing activities	186,721		(40,660)
Cash effect of exchange rate changes	30		(501)

Net increase in cash and cash equivalents	207,030		22,440

Cash and cash equivalents, beginning	413,381		148,829

Cash and cash equivalents, ending	620,411		171,269

Millicom International Cellular S.A.
Condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2005 and for the year ended December 31, 2004

	June 30, 2005	Dec 31, 2004
		(i)
	(Unaudited)

	US$ ’000	US$ ’000

Shareholders’ equity as at January 1	282,394	(58,609)
Derecognition of negative goodwill on January 1	7,627	-
(Loss) / Profit for the period / year	(6,386)	66,389
Stock options scheme	1,508	1,852
Net proceeds of equity offering	-	203,616
Shares issued via the exercise of stock options	2,866	2,867
Equity component of 4% Convertible Bonds	39,109	-
Conversion of 2% PIK Notes	-	51,417
Movement in currency translation reserve	(1,595)	(1,918)
Minority interest	(725)	16,780

Shareholders’ equity	324,798	282,394

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.
Quarterly analysis by cluster

	05 Q2	05 Q1	04 Q4	04 Q3	04 Q2
Total cellular subs

South East Asia	737,548	2,724,656	2,499,307	2,180,800	1,939,790
South Asia	1,923,088	1,677,299	1,458,846	1,300,977	1,271,138
Central America	2,063,247	1,859,130	1,697,036	1,537,904	1,523,790
South America	1,056,475	985,715	937,397	843,384	774,304
Africa	1,425,291	1,294,795	1,120,615	990,168	863,345

Total	7,205,649	8,541,595	7,713,201	6,853,233	6,372,367

Prop cellular subs

South East Asia	439,949	1,227,011	1,125,808	990,144	883,229
South Asia	1,736,539	1,474,479	1,246,132	1,083,736	1,063,081
Central America	1,484,783	1,251,121	1,149,299	1,049,491	1,037,755
South America	1,034,673	964,775	916,465	823,360	754,900
Africa	1,140,216	1,042,704	894,555	790,990	682,220

Total	5,836,160	5,960,090	5,332,259	4,737,721	4,421,185

Revenues (US$ ’000)

South East Asia	45,492	70,296	64,632	59,624	51,803
South Asia	31,611	29,704	24,889	28,006	29,746
Central America	101,652	88,592	87,899	77,660	70,691
South America	33,383	31,211	32,302	30,116	26,573
Africa	47,986	47,954	44,355	38,759	35,193
Other	1,257	1,134	1,609	1,707	2,043

Total	261,381	268,891	255,686	235,872	216,049